Exhibit 99.2

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

MID-YEAR 2016 EXPLORATION UPDATE: EXPANSION OF WHALE TAIL AND V ZONES AT AMARUQ; INITIAL RESULTS REPORTED FROM THE ODYSSEY ZONE; NEW ZONES OF MINERALIZATION OUTLINED AT MADRONO AND EL BARQUENO IN MEXICO; SISAR ZONE CONTINUES TO EXPAND AT KITTILA

Toronto (July 27, 2016) — Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) (“Agnico Eagle” or the “Company”) is pleased to provide an update on its 2016 exploration activities at the Amaruq project in Nunavut, the Sisar Zone at Kittila, the Barsele project in Sweden, the 50% owned Odyssey prospect adjoining the Canadian Malartic mine, the Madrono prospect adjoining the Pinos Altos and Creston Mascota operations and the El Barqueno project in Mexico.  Highlights include:

•                  Drilling at Amaruq discovers an additional vein structure in V Zones and further infills the Whale Tail deposit — Exploration drilling has encountered a new vein structure in the V Zones, with results up to 15.5 grams per tonne (“g/t”) gold (capped) over 9.4 metres estimated true width at 18 metres depth in drill hole AMQ16-706.  The V Zones have been shown to include multiple parallel structures.  A recent lower intercept was 15.5 g/t gold (capped) over 5.4 metres estimated true width at 349 metres depth in drill hole AMQ16-833.  The V Zones are being evaluated as a potential second source of open pit ore at Amaruq.

•                  Kittila drilling continues to extend Sisar Zone to the north and south — Recent exploration drilling continues to return good intercepts such as in drill hole ROD16-700D that intersected 7.4 g/t gold (uncapped) over 9.6 metres estimated true width at 1,161 metres depth, and hole ROD16-700B that intersected 6.4 g/t gold (uncapped) over 6.5 metres estimated true width at 1,261 metres depth.  Optimization studies are ongoing to evaluate the potential to bring Sisar into the Kittla mine plan.

•                  At the Barsele Project in Sweden, drilling extends the Skirasen Zone — Recent drilling at the Skirasen Zone has extended the mineralization at depth by approximately 100 metres, and 80 metres to the southeast.  Highlights include hole SKI16-006 grading 1.31 g/t gold (capped) over an estimated true width of 69.8 metres at 445 metres depth.  This drill intercept is located roughly 850 metres southeast of the core of the Central Zone, indicating that the current known mineralization could be part of a larger mineralized system.  The Skirasen and

Central zones are intrusive-hosted deposits that appear similar to the Goldex mine deposit.

•                  Odyssey prospect at 50%-owned Canadian Malartic mine — Drilling outlines significant areas of mineralization in the North and South Odyssey zones — In the first half of 2016, 57 drill holes were completed, continuing the investigation of the Odyssey prospect.  Recent drilling continues to return significant intercepts such as 2.63 g/t gold (capped) over 33.5 metres estimated true width at 1,138 metres depth in drill hole ODY16-5039, showing similarities to the Goldex mine deposit.  Additional drilling totalling C$5.5 million (35,000 metres) has been added to the original budget of C$8.0 million (60,000 metres) (on a 100% basis).

•                  New zones of mineralization outlined at the Madrono prospect — Agnico Eagle has undertaken a first campaign of drilling on this recently acquired property surrounded by its Pinos Altos mine property, just 0.5 kilometres from the Creston Mascota pit.  Mapping and sampling of historical mine workings have quickly identified high-potential targets.  The initial drilling has returned up to 4.1 g/t gold and 64.5 g/t silver (both grades uncapped) over 6.2 metres estimated true width at 45 metres depth in hole MAD16-005, confirming the potential to outline additional high-grade satellite zones close to the existing mines.

•                  El Barqueno Project — Drilling outlines new, 700-metre-long Olmeca structure and extends existing deposits — Drilling is currently moving beyond the deposits that host the mineral resources.  Significant high-grade intercepts are reported at the new Olmeca prospect, which has been traced over 700 metres of strike length.  Results from Olmeca include up to 4.5 g/t gold (capped) and 4.7 g/t silver (uncapped) over 11.0 metres estimated true width at 85 metres depth in drill hole OLM16-010, and 9.4 g/t gold (capped) and 14.1 g/t silver (uncapped) over 5.1 metres estimated true width at 67 metres depth in drill hole in OLM16-003.

“Despite a significant downturn in the gold price over the past few years, we continued to invest in our operations and advance our development projects, and we significantly increased exploration spending.  As a result, we have made several new discoveries and we are now seeing the potential for many of these projects to have a positive impact on our production profile in the coming years” said Sean Boyd, Chief Executive Officer of Agnico Eagle.  “Based on current exploration results, we believe that there is good potential to expand and upgrade the mineral resources at most of our key projects by year-end 2016”, added Mr. Boyd.

Amaruq Project — Focus on Infilling Whale Tail Mineral Resources and Defining Multiple Lenses of V Zones

Agnico Eagle has a 100% interest in the Amaruq project.  The large property consists of 116,717 hectares, located approximately 50 kilometres northwest of the Meadowbank mine.  The most recent drill results from the Amaruq project were reported in the Company news release dated April 28, 2016.  The inferred mineral resource estimate as of December 31, 2015 is 3.3 million ounces gold (16.9 million tonnes grading 6.05 g/t gold).

The goals of the first phase of the 2016 exploration program were to infill and expand the known mineral resource areas and to test other favourable targets with a focus on identifying a second source of open pit ore.  Drilling began at the end of January and continued through May based mainly on lake ice; the drilling since June has been land-based supported by helicopters.  Exploration and infill drilling to the end of June has totalled 77,517 metres (338 holes), using up to nine rigs, completing the initial 75,000-metre 2016 drill program.  Almost half of this drilling was in the IVR deposit (36,545 metres, 152 holes), with 30% at Whale Tail (24,820 metres, 103 holes) and the rest at Mammoth (16,153 metres, 83 holes).  In addition, there was 2,186 metres (nine holes) related to engineering studies (rock mechanics / geotechnical drilling and metallurgical testing) in this period.

Selected recent drill results are set out in the table below; drill hole collar coordinates are set out in a table in the Appendix of this news release.  Drill hole collars are also shown on the Amaruq Project Local Geology Map.  All intercepts reported for the Amaruq project show capped grades over estimated true widths, based on a preliminary geological interpretation that is being updated as new information becomes available with further drilling.

Recent exploration drill results from the Whale Tail (WT) deposit and the V Zones, Amaruq project

Drill hole	Location	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*

AMQ16-600	WT	168.0	174.2	141	3.1	268.8	31.8
and	WT	300.0	322.2	257	19.2	5.2	5.2
AMQ16-611	WT	148.0	170.0	135	15.6	3.5	3.5
and	WT	241.6	252.3	211	10.1	8.8	8.8
and	WT	274.4	305.8	248	28.5	7.7	7.7
AMQ16-613	WT	310.4	318.7	261	6.8	10.3	10.3
and	WT	328.4	337.1	277	7.1	5.8	5.8
AMQ16-629A	WT	300.0	304.5	244	4.1	16.8	16.8
AMQ16-637	WT	140.0	156.8	121	15.8	11.9	11.9
AMQ16-653A	WT	92.1	105.0	84	6.5	4.1	4.1
and	WT	295.0	326.4	271	28.5	9.6	9.6
including		308.8	315.7	272	6.3	16.3	16.3
AMQ16-673	WT	290.7	337.0	262	40.1	7.3	7.3
including		327.2	337.0	277	8.5	12.1	12.1
AMQ16-683	V Zones	27.0	33.5	25	6.1	16.8	15.1
AMQ16-688	WT	153.6	197.7	143	31.2	5.0	5.0
and	WT	249.7	263.7	209	12.1	10.7	10.7
and	WT	291.2	312.1	246	18.1	13.5	13.5
AMQ16-690	WT	34.3	57.8	34	15.1	3.1	3.1

AMQ16-694	V Zones	72.0	83.7	68	10.6	17.7	12.7
including		78.5	83.7	70	4.7	18.7	15.2
AMQ16-701	WT	234.0	245.5	198	10.4	9.1	9.1
and	WT	295.2	308.2	249	11.3	6.2	6.2
AMQ16-703	WT	296.7	339.0	262	36.6	6.1	6.1
including		296.7	305.0	248	7.2	17.1	17.1
AMQ16-706	V Zones	16.0	26.4	18	9.4	18.1	15.5
including		16.0	22.2	16	5.6	29.3	25.0
AMQ16-709	WT	141.8	150.5	119	6.2	5.8	5.8
and	WT	206.6	225.2	177	16.1	7.5	7.5
and	WT	272.8	292.5	232	17.9	4.7	4.7
including		280.0	285.5	232	5.0	12.4	12.4
AMQ16-720	V Zones	72.0	80.0	62	7.3	7.2	7.2
and	V Zones	249.4	263.1	212	12.9	13.4	6.6
including		249.4	253.2	208	3.6	41.7	17.2
AMQ16-722	WT	20.3	36.0	21	13.6	5.7	5.7
AMQ16-731	V Zones	63.7	71.8	56	7.0	11.2	9.3
AMQ16-736	WT	22.5	26.8	20	4.3	17.2	17.2
AMQ16-741	V Zones	69.0	72.9	58	2.8	65.9	25.4
AMQ16-748	V Zones	73.8	83.7	65	7.0	14.0	10.6
AMQ16-755	V Zones	97.0	106.2	81	8.0	18.8	7.6
and	V Zones	130.4	146.8	112	14.9	3.5	3.5
AMQ16-758	V Zones	79.6	86.0	77	4.5	6.8	6.8
AMQ16-765	V Zones	76.5	83.8	75	7.2	65.5	14.2
including		76.5	79.5	73	3.0	156.5	31.6
AMQ16-776	V Zones	261.1	273.3	221	11.1	28.7	14.0
AMQ16-793	WT	63.4	73.9	62	5.3	14.6	14.0
and	WT	205.7	214.0	190	7.8	8.5	8.5
AMQ16-810	V Zones	186.0	196.3	156	8.9	6.1	6.1
AMQ16-812	V Zones	306.9	310.9	268	3.1	6.8	6.8
and	V Zones	407.0	410.4	353	3.3	25.6	21.2
AMQ16-819	V Zones	293.0	297.4	241	3.8	16.4	14.7
AMQ16-830	V Zones	112.0	128.0	112	13.1	5.8	5.2
AMQ16-833	V Zones	362.5	368.7	349	5.4	15.7	15.5
and	V Zones	399.0	413.0	387	12.7	5.5	4.3

*Holes at Whale Tail deposit use a capping factor of 80 g/t gold.  Holes at IVR Zone use a capping factor of 60 g/t gold.

[Amaruq Project - Local Geology Map]

[Amaruq Project — Schematic Cross Section 15650E]

Approximately half of the exploration drilling so far this year has been in the V Zones, which form a series of parallel quartz vein structures within a 1.3-kilometre-long by 400-metre-wide area immediately north of the Whale Tail deposit.  The mineralized structures in the V Zones strike northeast and dip shallowly to the southeast, as shown on the Amaruq Project Schematic Cross Section.

Within the V Zones, the largest structure found to date has a high-grade core traced over more than 1,000 metres along strike from near surface to 387 metres depth.  Among the better recent intercepts in this structure is hole AMQ16-776 that intersected 14.0 g/t gold over 11.1 metres at

221 metres depth, and hole AMQ16-833 that intersected 15.5 g/t gold over 5.4 metres at 349 metres depth.

Recent drilling has discovered an additional significant structure approximately 125 metres above and to the southeast of previously known V Zones structures, with a strike length of 300 metres from near surface to approximately 270 metres below surface.  Hole AMQ16-706 yielded 15.5 g/t gold over 9.4 metres at 18 metres depth, including 25.0 g/t gold over 5.6 metres in the new structure.  Hole AMQ16-720 yielded 7.2 g/t gold over 7.3 metres at 62 metres depth (in the new structure), as well as 6.6 g/t gold over 12.9 metres at 212 metres depth (in a deeper parallel structure of the V Zones).

Drilling in the Whale Tail deposit continues to encounter multiple mineralized horizons.  Infill drilling is helping to increase confidence in the geometry and grade of the Whale Tail ore shoot, which plunges about 30 degrees to the east from surface to at least 430 metres depth.  The thickening of the ore shoot appears to be due to folding of the mineralized horizons.

Most of the recent drilling has therefore been directed from north into the ore shoot, to help ascertain the geometry and true thickness in this important area.  For example, hole AMQ16-688 returned an intercept 5.0 g/t gold over 31.2 metres at 143 metres depth above the ore shoot, as well as two intercepts within the ore shoot: 10.7 g/t gold over 12.1 metres at 209 metres depth, and 13.5 g/t gold over 18.1 metres at 246 metres depth.  Slightly to the east of this, hole AMQ16-703 intersected 6.1 g/t gold over 36.6 metres at 262 metres depth, including 17.1 g/t over 7.2 metres.  Approximately 300 metres to the southwest of these two holes, hole AMQ16-613 intersected 10.3 g/t gold over 6.8 metres at 261 metres depth, as well as 5.8 g/t gold over 7.1 metres at 277 metres depth.

Shallow drilling east of Mammoth Lake, in the region where the Whale Tail and Mammoth mineralized lenses interfinger has infilled the westernmost Whale Tail deposit.  Hole AMQ16-722 is of particular interest as a near-surface intercept in the westernmost part of the Whale Tail deposit, intersecting 5.7 g/t gold over 13.6 metres at 21 metres depth.  Approximately 200 metres to the east is another near-surface intercept: hole AMQ16-690 intersected 3.1 g/t gold over 15.1 metres at 34 metres depth.

Drilling is ongoing with six rigs on the property.  The goal of the current Whale Tail program is to expand the deposit, while the V Zones program is aiming to gain a better understanding of the geometry and to determine if the V Zones could become a potential second source of open pit ore for Amaruq.  Regional exploration is also testing targets outside the currently known deposits.  The Company is actively exploring the Amaruq deposit with the goal of potentially developing the deposit as a satellite operation to Meadowbank.  An updated Amaruq mineral resource is expected late in the third quarter of 2016, incorporating the results of the phase 1 drill program in the V Zones and Whale Tail deposit.

A budget of $14 million has been approved for a second phase of exploration this year, including 50,000 metres of drilling as well as the purchase of equipment and supplies for the 2017 exploration program.  Phase 2 is already underway.

Construction of the Amaruq Exploration Access Road began in the first quarter of 2016, with 13 kilometres of the expected total length of 62 kilometres completed to the end of June.

Permitting is ongoing to allow for the development of an exploration ramp and the potential collection of a bulk sample.  The permit is anticipated in late 2016 or early 2017.

In order to mine the Whale Tail deposit, a Project Certificate for this satellite pit must be obtained from the Nunavut Impact Review Board (the “NIRB”) along with an amendment of the existing Meadowbank Type A water license.  A positive land use conformity determination was received from the Nunavut Planning Commission on June 17, 2016 for the Amaruq Whale Tail pit project confirming that the planned activity meets conformity with the existing land use plan.  On June 30, 2016 the Company submitted an application and environmental impact statement for the Whale Tail satellite pit with both the NIRB and Nunavut Water Board.  This application is currently undergoing screening by the NIRB which initiates the permitting process, a process that is expected to take place over a period of approximately two years.

Kittila Drilling Continues to Extend Sisar Zone to the North and South

The goal of the current drill campaign at Kittila is to infill and extend the mineralization in the Sisar Zone, which is subparallel to and slightly to the east of the Main ore zones.  The current drilling is from the exploration ramp which accesses the Sisar Zone at about 800 metres below surface.  The ramp is being driven northward into the Rimpi Deep Zone.  In the second quarter of 2016, 14 holes (5,843 metres) were drilled in the Sisar Top, Central and Deep zones.  The total drilling in Sisar for the first half of 2016 was 24 holes (12,773 metres).  Assays are pending for many holes.

Selected recent drill results are set out in the table below; drill hole collar coordinates are set out in a table in the Appendix of this news release.  Pierce points for all these holes are shown on the Kittila Composite Longitudinal Section.  All intercepts reported for the Kittila mine show uncapped grades over estimated true widths, based on a current geological interpretation that is being updated as new information becomes available with further drilling.

Recent exploration drill results from the Sisar Zone at the Kittila mine

Drill hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)

RIE16-600	Sisar Top	316.0	321.1	997	3.6	4.8
RIE16-601	Sisar Top	194.8	202.0	847	6.8	7.6
RIE16-603	Sisar Top	247.8	256.6	902	7.7	3.0
RIE16-604	Sisar Top	302.0	308.3	977	4.5	4.3
RIE16-606	Sisar Top	263.0	271.0	903	6.1	4.1
RIE16-607	Sisar Top	185.0	190.4	771	5.4	4.1
ROD16-700B	Sisar Central	691.0	706.1	1,261	6.5	6.4
including		694.7	702.0	1,261	3.1	9.7
ROD16-700C	Sisar Central	620.5	631.0	1,176	6.9	6.3
ROD16-700D	Sisar Central	441.6	450.2	1,069	6.9	4.7
and	Sisar Central	587.3	592.8	1,153	3.3	4.4
and	Sisar Central	597.0	613.0	1,161	9.6	7.4
including		604.6	613.0	1,163	5.1	11.2
ROD16-700E	Sisar Central	642.4	655.6	1,203	6.9	7.0

[Kittila composite longitudinal section]

Recent holes drilled from the exploration ramp continue to extend the Sisar Zone upward and to the north and south.  For the purposes of description, the zone has been divided into two depths, referred to as “Sisar Top” (approximately 775 to 1,000 metres below surface), and “Sisar Central” (between 1,100 and 1,300 metres below the surface).  Some of the Sisar mineralized lenses extend from one depth to another.

A campaign of conversion drilling in Sisar Top has returned several good intercepts suggesting the potential of this area to become a new production source in the near term.  The best recent result in this area was hole RIE16-601 that intersected 7.6 g/t gold over 6.8 metres at 847 metres depth.  Hole RIE16-604 intersected 4.3 g/t gold over 4.5 metres at 977 metres depth; this intercept extends the Sisar Zone 53 metres to the north at this depth.  Hole RIE16-607 intersected 4.1 g/t gold over 5.4 metres at 771 metres depth, extending the Sisar Zone 40 metres shallower than previous intercepts.  Assays are pending on several other recent holes even farther north in this area.  Sisar Top is approximately 100 metres east of the Rimpi Zone.

Follow-up exploration drilling in Sisar Central, close to the discovery hole (hole ROU10-037, reported in a Company news release dated April 28, 2011), has yielded good results confirming the continuation of the Sisar Zone at this depth.  Hole ROD16-700 and its wedged branches are investigating the area.  The best two recent intercepts are hole ROD16-700D that intersected 7.4 g/t gold over 9.6 metres at 1,161 metres depth including 11.2 g/t gold over 5.1 metres, and hole ROD16-700B that intersected 6.4 g/t gold over 6.5 metres at 1,261 metres depth including 9.7 g/t gold over 3.1 metres.  Sisar Central is approximately 150 metres east of the Roura Zone.  Directional drilling in the area continues with two high-capacity drilling units.

Underground exploration drilling will continue to the north as the exploration ramp is extended, allowing the small gap between the Sisar and Rimpi zones to be investigated at approximately 1,000 metres depth.  The continued extension of the Sisar Zone could prove to be significant for the future of the Kittila mine, given its close proximity to the existing mine instrastructure

(approximately 150 to 200 metres away).  The results of the Sisar Zone infill drilling campaign will be reflected in the year-end 2016 mineral resources estimate for Kittila.

Barsele Project — Drilling Extends Skirasen Zone

In June 2015, Agnico Eagle acquired a 55% interest in the Barsele project in Västerbotten County, northern Sweden.  The Company can earn an additional 15% interest in the project through the completion of a pre-feasibility study.  The most recent results from the 28,600-hectare property were released in a Company news release dated April 28, 2016.

The Barsele property is known to contain intrusive-hosted gold mineralization (the Central, Avan and Skirasen zones), which appears to be similar to the Goldex deposit.  The property also hosts gold-rich polymetallic volcanogenic massive sulphide mineralization (the Norra Zone).

The Avan, Central and Skirasen zones extend over a strike length of 2.6 kilometres within a granodiorite that ranges in width from 200 to 500 metres over a strike length of more than eight kilometres.  Gold is generally associated with arsenopyrite and low base metal content, but also occurs as native metal locally.

A second phase of drilling commenced the end of April with one drill rig, and a second rig was added in early June.  During the second quarter, drilling was done on the Skirasen and Avan zones testing induced polarization and magnetotelluric geophysical anomalies (similar to anomalies in the Central Zone) that were identified in a Titan-24 geophysical survey conducted in the second quarter.

Drilling at Barsele during the second quarter totalled 3,972 metres (6 holes).  The total drilling in the first half of 2016 is 8,807 metres, while a cumulative total of 17,192 metres has been drilled since the start of the Company’s program in October 2015.

Recent intercepts from this program are set out in the table below; drill hole collar coordinates are set out in a table in the Appendix of this news release.  The drill hole pierce points are also shown on the Barsele Project Composite Schematic Longitudinal Section.  All intercepts reported for the Barsele project show capped grades over estimated true widths, based on a preliminary geological interpretation that is being updated as new information becomes available with further drilling.

Recent exploration drill results from the Barsele project

Drill hole	Location	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
SKI16-006	Skirasen	279.0	303.5	210	18.4	1.08	1.08
and		461.0	471.0	345	7.5	2.51	2.51
and		551.0	644.0	445	69.8	1.31	1.31
including		556.3	582.0	420	19.3	2.17	2.17
SKI16-007	Skirasen	364.0	408.0	310	33.0	4.08	1.87
and		496.0	518.4	410	16.8	2.24	2.24
and		560.0	570.0	455	7.5	6.11	1.59
and		670.0	690.0	550	15.0	0.70	0.70
and		714.0	729.0	580	11.3	0.74	0.74

*Holes at Barsele use a capping factor of 20 g/t gold.

Multiple lenses of mineralization are intersected in the Skirasen Zone.  Recent exploration drill results include hole SKI16-006 that had three intersections: 1.08 /t gold over 18.4 metres at 210 metres depth; 2.51 g/t gold over 7.5 metres at 345 metres depth; and 1.31 g/t gold over 69.8 metres at 445 metres depth, including 2.17 g/t gold over 19.3 metres.  This hole extends the known Skirasen mineralization by approximately 200 metres down-plunge towards the southeast.

Drill hole SKI16-007 was designed to probe for mineralization below SKI16-006.  Assay results have returned several mineralized lenses, including 1.87 g/t gold over 33.0 metres at 310 metres depth, 2.24 g/t gold over 16.8 metres at 410 metres depth and 1.59 g/t gold over 7.5 metres at 455 metres depth.  The lowest intersection in this hole is at 580 metres depth, which extends the currently known depth of the Skirasen Zone by 95 metres.

These drill intercepts are located roughly 850 metres southeast of the core of the Central Zone.

[Barsele Project Composite Schematic Longitudinal Section]

In 2016, the Company plans to spend approximately $4.9 million on exploration to further evaluate the mineral potential of the property.  This includes 19,000 metres of diamond drilling, a Titan-24 induced polarization geophysical survey, till sampling and hyperspectral core scanning.  A basic environmental assessment will be done, as well as ongoing community relations programs to engage with the various stakeholders in the region.

Odyssey Prospect at Canadian Malartic Mine — Drilling Outlines Significant Areas of Mineralization in the North and South Odyssey Zones

The Odyssey prospect lies on the east side of the Canadian Malartic property in northwestern Quebec, approximately 1.5 kilometres east of the current limit of the Canadian Malartic open pit.  The Canadian Malartic property is owned by the Canadian Malartic General Partnership (the

“Partnership”) in which Agnico Eagle and Yamana Gold Inc. each have an indirect 50% ownership interest.  This news release discloses some of the first drill results from Odyssey since it was first acquired in June 2014.

The Odyssey Zone is composed of multiple mineralized bodies spatially associated with a porphyritic intrusion, “Porphyry 12”, close to the contact of the Pontiac Group sediments and the Piché Group of volcanic rocks.  They are grouped into two elongated zones — the Odyssey North and Odyssey South zones — which strike east-southeast and dip south.  Odyssey North has been traced from a depth of 600 to 1,300 metres below surface along a strike length of approximately 1.5 kilometres.  Odyssey South has a strike length of 0.5 kilometres, and has been located between approximately 200 and 550 metres depth.

Gold occurs preferentially along lithological contacts but also within the porphyry.  The Odyssey mineralization appears to be controlled by structures associated with the Sladen Fault or its splays.  The gold mineralization is associated with an alteration halo of feldspar-hematite-sericite and local silica with 1-3% disseminated pyrite.  Grades are in the range of 1.5 to 3.0 g/t gold, but higher grades are observed locally within stockwork and silicified breccia zones.

The Partnership’s initial budget in 2016 was C$8.0 million for approximately 60,000 metres of drilling to infill and expand the known mineralized zones on the Odyssey prospect.  To the end of June, 57 holes (53,417 metres) have been completed.

Selected drill results are set out in the table below; drill hole collar coordinates are set out in a table in the Appendix of this news release.  Drill hole collars are also shown on the Odyssey Prospect Local Geology Map.  All intercepts reported for the Odyssey prospect show capped grades over estimated true widths, based on a preliminary geological interpretation that is being updated as new information becomes available with further drilling.

Recent exploration drill results from the Odyssey North and Odyssey South zones

Drill hole	Location	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*

ODY11-2404***	North	1,223.0	1,333.2	1,136	78.1	3.66	3.06
ODY14-2480	South	546.0	587.7	480	41.1	2.55	2.55
ODY14-2480***	North	1,111.0	1,124.5	936	10.6	4.64	4.64
ODY14-2480A	North	1,056.0	1,065.9	838	8.6	2.46	2.46
ODY14-2482***	North	1,163.4	1,169.3	996	4.7	9.61	9.61
ODY14-2483***	North	1,170.0	1,212.5	988	33.0	2.37	2.37
ODY14-2486***	North	1,205.5	1,224.1	959	16.8	2.29	2.29
ODY14-2491BExt	South	518.9	533.8	471	14.6	5.44	5.44
And	North	1,165.7	1,185.0	1,034	13.6	1.60	1.60
ODY14-2492Ext	North	1,188.2	1,211.0	988	18.3	5.22	5.04
including		1,196.6	1,204.7		6.5	10.22	9.73
ODY14-2493Ext	North	1,261.5	1,281.2	1,151	13.4	3.81	3.81
ODY15- 2494Ext	North	1,298.9	1,324.0	1,213	15.6	3.31	3.31

including		1,308.4	1,315.8		4.6		6.92	6.92
ODY15-2495	South	520.6	537.8	449	17.3		2.73	2.73
ODY15-2498	South Contact	367.9	384.0	272	12.3		2.50	2.50
ODY15-2500	North	1,148.5	1,157.8	998	7.3		2.16	2.16
ODY15-5003	South Contact	344.8	360.4	292	13.4		2.28	2.28
ODY15-5004	North	1,309.0	1,334.0	1,139	18.4		2.13	2.13
including		1,319.5	1,328.2		6.4		3.73	3.73
ODY15-5007	North	1,359.0	1,377.0	1,104	14.8		2.22	2.22
including		1,368.9	1,375.5		5.4		4.62	4.62
ODY15-5008	South	436.9	452.9	340	15.8		3.36	3.36
including		436.9	445.4		8.4		4.62	4.62
ODY15-5010	North	1,222.9	1,232.8	1,000	7.8		2.55	2.55
ODY15-5023	South	529.0	547.5	410	17.5		1.63	1.63
ODY15-5024	North	1,153.0	1,166.2	899	11.2		5.12	5.12
ODY15-5025	North	1,129.3	1,144.5	936	12.2		2.25	2.25
ODY15-5026	South	463.5	474.8	316	11.3	**	3.52	3.52
including		466.0	474.8		8.8	**	4.13	4.13
ODY15-5029	North	1,036.2	1,042.6	781	5.6		2.83	2.83
ODY16-5033	South	473.9	491.5	427	17.6		1.50	1.50
ODY16-5039	North	1,355.5	1,398.3	1,171	33.5		2.63	2.63
including		1,380.8	1,393.6		10.0		4.63	4.63
ODY16-5040A	North	1,236.8	1,268.0	1,018	27.7		1.93	1.93
Including		1,258.4	1,268.0		8.5		3.50	3.50
ODY16-5042	North	995.5	1019.5	822	18.4		1.11	1.11
ODY16-5043	North	1,380.0	1,388.0	1,236	5.4		3.40	3.40
ODY16-5044	North	1,404.2	1,417.8	1,299	8.6		1.95	1.95
ODY16-5051	North	1,260.2	1,285.5	1,135	17.8		1.76	1.76
ODY16-5054	North	1,312.5	1,366.8	1,234	33.2		1.54	1.54

* Holes at the Odyssey prospect use a capping factor of 20 g/t gold.

** True thickness not determined; these values are core length.

*** Drill-hole results previously reported by former owners.  Some were previously reported with different grades and thicknesses.

[Odyssey Prospect — Local Geology Map]

Odyssey North

The estimated true thickness of the mineralized bodies in the Odyssey North Zone varies from 5 to 35 metres with local wider intercepts, with grades generally ranging from 1.5 to 3.0 g/t gold.

Additional drilling is currently underway to better understand areas where mineralization appears to be more consistent with better continuity.  Three main mineralized areas have been outlined.

Intercepts in the western, shallower part of the zone include hole ODY14-2482 that intersected 9.61 g/t gold over 4.7 metres at 996 metres depth, and approximately 200 metres to the west, hole ODY14-2483 that intersected 2.37 g/t gold over 33.0 metres at 988 metres depth.  Other intercepts in this region were in holes ODY14-2480, ODY15-5024 and ODY16-5040A.

The central part of the zone is somewhat deeper.  Intercepts in this area include hole extension ODY14-2492Ext that intersected 5.04 g/t gold over 18.3 metres at 988 metres depth, including 9.73 g/t gold over 6.5 metres; approximately 200 metres below this, hole extension ODY14-2493Ext intersected 3.81 g/t gold over 13.4 metres at 1,151 metres depth.

Intercepts in the deepest, eastern part of the zone include hole ODY16-5039 that intersected 2.63 g/t gold over 33.5 metres at 1,171 metres depth, including 4.63 g/t gold over 10.0 metres; approximately 100 metres west of this, hole ODY16-5054 intersected 1.54 g/t gold over 33.2 metres at 1,234 metres depth.  Other intercepts in this region are in holes ODY14-2494Ext and ODY15-5004.

Odyssey South

The Odyssey South Zone is located at the southern contact of the upper portion of Porphyry 12, at depths varying from 200 to 550 metres.  It ranges from 5 to 15 metres thick with grades from 1.5 to 5 g/t gold.  It remains open to the east along the south contact near the apex of the porphyry.

The Odyssey South Zone has yielded strong, wide intercepts as shown by hole ODY14-2491BExt that intersected 5.44 g/t gold over 14.6 metres at a depth of 471 metres.  Approximately 300 metres east of this hole, ODY15-5008 returned 3.36 g/t gold over an estimated thickness of 15.8 metres at 340 metres depth.

Drilling is ongoing with nine drill rigs on the property.  A supplemental budget of C$5.5 million was recently approved by the Partnership, which will add 35,000 metres of drilling in 2016.  An initial inferred mineral resource estimate for the Odyssey zones is expected as of year-end 2016.

The Odyssey prospect appears to have similarities to Agnico Eagle’s Goldex deposit in terms of grade and potential amenability to underground bulk mining.  Additional drilling and economic studies are needed to better assess these opportunities.

Creston Mascota deposit at Pinos Altos- New Zones of Mineralization Outlined at the Madrono Prospect

A recent agreement allows access to the 51-hectare Madrono property for exploration and mining.  Madrono is within the Pinos Altos property area, approximately 0.5 kilometres east of the Creston Mascota pit, and includes at least three gold-silver veins: Madrono, Santa Martha and El Salto.  Previous mining in this area included small-scale bonanza production from underground mine development on three levels in the 1930s.  Mapping, surface sampling, drilling and exploration planning for Madrono are underway.

The first phase of exploration, with a $1.25-million budget, began at the end of May and will include 5,500 metres of diamond drilling to determine the extent of mineralized structures found by surface exploration.  Three rigs are currently working at Madrono; 12 holes (2,978 metres) were completed to the end of June.

Permits have recently been obtained for this phase of exploration drilling.  The initial drilling was limited to the prior permitted locations, but drilling will now move to the higher priority targets that have become accessible through the permits obtained in June.

Gold and silver grades of recent intercepts from the Madrono prospect are set out in the table below; drill hole collar coordinates are set out in a table in the Appendix of this news release.  The drill hole collar locations are shown on the Madrono Prospect Local Geology Map.  All intercepts reported for the Madrono prospect show uncapped gold and silver grades over estimated true widths, based on a preliminary geological interpretation that will be updated as new information becomes available with further drilling.

Selected recent exploration drill results from the Madrono prospect on the Pinos Altos property

Drill Hole	Location	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Silver grade (g/t) (uncapped)
MAD16-003	Madrono vein	60.0	66.3	54	4.4	2.3	28.4
and	Madrono vein	75.9	88.0	79	8.5	2.4	26.3
and	Madrono vein	314.8	317.8	200	2.1	2.3	5.0
MAD16-004	Madrono vein	72.7	80.0	86	5.1	1.3	23.1
and	Madrono vein	173.4	176.4	229	2.1	1.6	8.0
MAD16-005	Madrono vein	60.3	69.1	45	6.2	4.1	64.5
including		63.0	66.8	45	2.7	7.7	103.0

[Madrono Prospect -Local Geology Map]

The Madrono vein structure has been followed over a strike length of 350 metres in an east-west direction, and appears to comprise multiple separate veins.  The best intersections to date are from two holes in the eastern portion of the Madrono structure.  Hole MAD16-003 intersected five veins; the three widest intercepts were 2.3 g/t gold and 28.4 g/t silver over 4.4 metres at 54 metres depth, 2.4 g/t gold and 26.3 g/t silver over 8.5 metres at 79 metres depth, and 2.3 g/t gold and 5.0 g/t silver over 2.1 metres at 200 metres depth.  Hole MAD16-005 intersected two veins at shallow depths; the widest intercept was 4.1 g/t gold and 64.5 g/t silver over 6.2 metres at 45 metres depth.

In all the cases the highest gold values are associated with green to white quartz as well as iron/manganese oxide structures, which is similar to both the Pinos Altos and Creston Mascota mineralization.  Quartz veinlets that are centimetres wide generally occur up to 2 metres from the margins of the major veins.

The Santa Martha and El Salto structures will be investigated through drilling before the end of the year.  The exploration program should indicate the grade and size of the mineralization, and if the structure continues at depth.

El Barqueno Project - Drilling Outlines New Zones and Extends Existing Deposits

Agnico Eagle has a 100% interest in the El Barqueno project.  The 32,840-hectare property is in the Guachinango gold-silver mining district, Jalisco State, Mexico, approximately 150 kilometres west of the state capital of Guadalajara.  As of December 31, 2015, the El Barqueno project has an inferred mineral resource of 19.7 million tonnes grading 0.96 g/t gold and 5.78 g/t silver (containing 608,000 ounces of gold and 3.7 million ounces of silver) at the Azteca-Zapoteca, Angostura and Pena de Oro zones.  The Company last reported on this project in a news release dated April 28, 2016.  This news release summarizes the results of exploration programs completed on the project to the end of June 2016.

From April through June 2016, 58 holes (17,462 metres) were drilled using six drill rigs in order to test several mineralized structures and prospects (Angostura, Zapote-Mixteca, San Diego, Olmeca, Huichol, Tarasca and Pena Blanca areas).  This brings the year-to-date total drilling to 214 holes (44,985 metres) on this project.

Gold and silver grades of recent intercepts from the Azteca-Zapoteca and Angostura zones and the recently discovered Olmeca prospect are set out in the table below; drill hole collar coordinates are set out in a table in the Appendix of this news release.  The drill hole collars are located on the El Barqueno Project Local Geology Map.  All intercepts reported for the El Barqueno project show uncapped gold and silver grades (except for capped gold grades for the Olmeca prospect) over estimated true widths, based on a preliminary geological interpretation that will be updated as new information becomes available with further drilling.

Selected recent exploration drill results from the El Barqueno project

Drill Hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)*	Gold grade (g/t) (capped)**	Silver grade (g/t) (uncapped)
AZP16-308	Azteca-Zapoteca	25.0	39.0	12	11.2	1.5		6.3
AZP16-312	Azteca-Zapoteca	137.0	142.0	122	4.0	1.6		11.4
AZP16-315	Azteca-Zapoteca	54.0	62.0	42	8.0	3.9		42.0
including		56.0	60.0	42	4.0	7.3		82.1
AZP16-317	Azteca-Zapoteca	14.0	18.0	11	4.0	6.3		167.8
AZP16-319	Azteca-Zapoteca	29.0	34.0	18	5.0	1.9		3.3
AZP16-322	Azteca-Zapoteca	106.0	118	113	9.6	0.5		12.3
and	Azteca-Zapoteca	130.0	145	132	12.0	7.3		53.1
AZP16-323	Azteca-Zapoteca	36.0	39.0	38	3.0	1.1		2.9
AZP16-329	Azteca-Zapoteca	47.0	52.0	37	5.0	1.5		10.5
AZP16-330	Azteca-Zapoteca	149.0	174.0	154	12.5	1.2		24.9
BRQ15-304	Olmeca	118.0	125.0	72	5.5	20.6	11.1	8.8
BRQ15-309	Olmeca	148.0	153.0	110	4.0	2.2	2.2	5.9
BRQ16-325	Angostura	451.0	456.0	335	4.0	5.2		19.8

OLM16-003	Olmeca	123.0	129.0	67	5.1	19.1	9.4	14.1
OLM16-008	Olmeca	160.0	165.0	100	4.0	2.8	2.8	4.8
OLM16-010	Olmeca	131.0	145.0	85	11.0	7.0	4.5	4.7

* Cut-off grade of 0.4 g/t gold; only intervals longer than 2.8 metres estimated true width were included.

** Holes at the Olmeca prospect use a capping factor of 20 g/t gold.

[El Barqueno Project — Local Geology Map]

Newly Discovered Olmeca Structure

A total of six drill holes (2,211 metres) have been completed in the new Olmeca prospect, which is a 700-metre-long east-northeast-striking, steeply north-dipping gold-bearing structure that includes high-grade gold.  Olmeca is located approximately 5 kilometres east of the Azteca-Zapoteca Zone.  The new Olmeca prospect is open to the east and west and at depth.  Hole OLM16-003 yielded 9.4 g/t gold and 14.1 g/t silver over 5.1 metres at 67 metres depth.  Approximately 700 metres to the east, hole BRQ15-304 intersected 11.1 g/t gold and 8.8 g/t silver over 5.5 metres at 72 metres depth; hole OLM16-008 intersected 2.8 g/t gold and 4.8 g/t silver over 4.0 metres at 100 metres depth; and hole OLM16-010 intersected 4.5 g/t gold and 4.7 g/t silver over 11.0 metres at 85 metres depth.  The mineralization is found in a high-strain zone including hematite- and specularite-rich gouge material at the contact of diorite intrusive with andesitic tuff.  Additional subparallel structures have been denoted within the Olmeca prospect through geological mapping and sampling and soil geochemical surveys.  Additional drilling is planned later this year along strike in both directions and at depth to properly define the limits of this high-grade auriferous structure.

Azteca-Zapoteca Zone

To date, the Azteca-Zapoteca Zone has been defined over more than 1.4 kilometres of strike length along a northeasterly direction and has been intersected as deep as 300 metres.  The steeply north-dipping Azteca structure and moderately south-dipping Zapoteca structure appear to coalesce at a depth of 100-150 metres below surface into a near-vertical structure with generally higher grades.  The zone remains open at depth and along strike to the southwest.

Areas of higher grade were intersected during the quarter by holes that were testing the continuity and extensions of the mineralization.  Examples include hole AZP16-315 that yielded 3.9 g/t gold and 42.0 g/t silver over 8.0 metres at 42 metres depth; hole AZP16-317 that yielded 6.3 g/t gold and 167.8 g/t silver over 4.0 metres at 11 metres depth; and hole AZP16-322 that yielded 7.3 g/t gold and 53.1 g/t silver over 12.0 metres at 132 metres depth.

Additional drilling is planned along strike to the southwest as well as in the footwall to the Zapoteca structure.  The Company believes there is potential for parallel mineralized structures between the Azteca-Zapoteca and Angostura mineral resource areas.  Drilling will continue to test this area in conjunction with the drilling in the Angostura area.

Angostura Zone

The Angostura Zone lies approximately 800 metres northwest of the Azteca-Zapoteca Zone.  Angostura is defined over a strike length of more than 1,000 metres, and appears to plunge shallowly to the southwest.  The structure is open along strike to the southwest and at depth.

Recent results include hole BRQ16-325 that intersected 5.2 g/t gold and 19.8 g/t silver over 4.0 metres at 335 metres depth.  This is the deepest Angostura intercept to date.

Drilling to date suggests Angostura could become part of a multi-pit operation along with a larger deposit at Azteca-Zapoteca.  Additional drilling is planned along strike to the northeast and southwest searching for other potential shallowly-plunging shoots as well as testing the potential for parallel mineralized structures.  Further drilling is required in this area to confirm the geometry of the mineralized vein structure.

Additional Target Areas

Approximately 10,000 metres of additional drilling is expected to be completed by the end of 2016 at the El Barqueno project, principally at the Azteca-Zapoteca, Angostura, Pena de Oro deposits as well as on high potential targets such as: Pena Blanca, Olmeca, San Diego, El Camino, Tierra Blanca ,Tecolote and Tortuga .  Exploration expenditures in 2016 are expected to total approximately $16 million.

In addition to the drilling activities, studies are underway to evaluate potential development scenarios for the project.  It is currently envisioned that the project’s gold-silver deposits could potentially be developed into a series of open pits utilizing heap leach processing, similar to the Creston Mascota deposit at Pinos Altos and the La India mines.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957.  Its eight mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these countries as well as in the United States and Sweden.  The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales.  Agnico Eagle has declared a cash dividend every year since 1983.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at info@agnicoeagle.com or call (416) 947-1212.

Forward-Looking Statements

The information in this news release has been prepared as at July 27, 2016.  Certain statements contained in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”.  When used in this news release, the words “anticipate”, “could”, “estimate”, “expect”, “forecast”, “plan”, “potential”, “will” and similar expressions are intended to identify forward-looking statements.  Such statements include, without limitation: the Company’s forward-looking project timelines; the estimated timing and conclusions of technical reports and other studies; the methods by which ore might be extracted or processed; statements concerning projected exploration expenditures, including costs and other estimates upon which such projections are based; statements regarding timing and amounts of capital expenditures and other assumptions; estimates of future expenditures; statements as to the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production; estimates of mineral reserves and mineral resources, and statements regarding anticipated future exploration; the anticipated timing of events with respect to the Company’s projects and statements.  Such statements and information reflect the Company’s views as at the date of this news release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements and information.  Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  The material factors and assumptions used in the preparation of the forward looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis (“MD&A”) and the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2015 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2015

(“Form 40-F”) filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as: that there are no significant disruptions affecting operations; that production, permitting, development and expansion at each of Agnico Eagle’s properties proceeds on a basis consistent with current expectations and plans; that the relevant metal prices, exchange rates and prices for key mining and construction supplies will be consistent with Agnico Eagle’s expectations; that Agnico Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that the Company’s current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment.  Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements.  Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, project development, capital expenditures and other costs; exchange rate fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; community protests; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s currency, fuel and by-product metal derivative strategies.  For a more detailed discussion of such risks and other factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the AIF and MD&A filed on SEDAR at www.sedar.com and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company’s other filings with the Canadian securities regulators and the SEC.  Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Scientific and Technical Data

The scientific and technical information contained in this news release relating to Quebec operations has been approved by Christian Provencher, Eng., Vice-President, Canada; relating to Nunavut operations has been approved by Dominique Girard, Eng., Vice-President Nunavut Operations; relating to the Kittila operations has been approved by Francis Brunet, Eng., Corporate Director Mining; relating to Southern Business operations has been approved by Tim Haldane, P.Eng., Senior Vice-President, Operations — USA and Latin America; and relating to exploration has been approved by Alain Blackburn, Eng., Senior Vice-President, Exploration and Guy Gosselin, Eng. and P.Geo., Vice-President, Exploration.  Each of them is a “Qualified Person” for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

The scientific and technical information relating to Agnico Eagle’s mineral reserves and mineral resources contained herein (other than the Canadian Malartic mine) has been approved by Daniel Doucet, Eng., Senior Corporate Director, Reserve Development; and relating to mineral reserves and mineral resources at the Canadian Malartic mine contained herein has been approved by Donald Gervais, P.Geo., Director of Technical Services at CMC.  Each of them is a “Qualified Person” for the purposes of NI 43-101.

Additional Information

Additional information about each of the mineral projects that is required by NI 43-101, sections 3.2 and 3.3 and paragraphs 3.4 (a), (c) and (d) can be found in Technical Reports, which may be found at www.sedar.com.  Other important operating information can be found in the Company’s AIF and Form 40-F.

Property/Project name and location	Date of most recent Technical Report (NI 43-101) filed on SEDAR
LaRonde, Bousquet & Ellison, Quebec, Canada	March 23, 2005
Canadian Malartic, Quebec, Canada	June 16, 2014
Kittila, Kuotko and Kylmakangas, Finland	March 4, 2010
Swanson, Quebec, Canada
Meadowbank, Nunavut, Canada	February 15, 2012
Goldex, Quebec, Canada	October 14, 2012
Lapa, Quebec, Canada	June 8, 2006
Meliadine, Nunavut, Canada	February 11, 2015
Akasaba, Quebec, Canada
Amaruq, Nunavut, Canada
Hammond Reef, Ontario, Canada	July 2, 2013
Upper Beaver (Kirkland Lake project), Ontario, Canada	November 5, 2012
Pinos Altos and Creston Mascota, Mexico	March 25, 2009
La India, Mexico	August 31, 2012

Appendix: Selected drill collar coordinates

Amaruq project exploration drill collar coordinates of selected holes

	Drill collar coordinates*
Drill hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth	Dip (degrees)	Length (metres)
AMQ16-600	7255594	606682	153	143	-54	363
AMQ16-611	7255592	606751	153	142	-57	345
AMQ16-613	7255520	606513	153	142	-55	426
AMQ16-629A	7255478	606413	153	143	-55	381
AMQ16-637	7255561	607029	153	323	-56	222
AMQ16-653A	7255632	606799	153	146	-57	354
AMQ16-673	7255637	606750	153	142	-54	375
AMQ16-683	7256236	607173	153	323	-54	279
AMQ16-688	7255614	606775	153	146	-54	351
AMQ16-690	7255107	606051	153	323	-48	144
AMQ16-694	7256272	607236	153	319	-58	245
AMQ16-701	7255592	606716	153	144	-54	350
AMQ16-703	7255671	606817	153	143	-56	366
AMQ16-706	7256276	607188	153	321	-55	222
AMQ16-709	7255564	606696	153	143	-55	303
AMQ16-720	7256229	607229	153	321	-55	318
AMQ16-722	7255061	605868	153	323	-48	120
AMQ16-731	7256331	607282	153	322	-54	273
AMQ16-736	7255966	607099	153	321	-55	201
AMQ16-741	7256409	607240	153	323	-55	291
AMQ16-748	7256355	607042	153	323	-57	147
AMQ16-755	7256370	607343	153	319	-53	200
AMQ16-758	7256234	606762	153	329	-70	180
AMQ16-765	7256294	607258	153	321	-71	352
AMQ16-776	7256339	607489	153	322	-54	396
AMQ16-793	7255401	606541	153	145	-65	270
AMQ16-810	7256004	606861	153	323	-54	243
AMQ16-812	7256188	607510	153	321	-65	474
AMQ16-819	7256349	607555	153	324	-58	378
AMQ16-830	7256258	606925	153	321	-70	159
AMQ16-833	7256124	607407	153	319	-75	1021

* Coordinate System UTM Nad 83 zone 14

Sisar Zone exploration drill collar coordinates of selected holes

	Drill collar coordinates*
Drill hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth	Dip (degrees)	Length (metres)
RIE16-600	7538900	2558637	-615	090	-30	402
RIE16-601	7538900	2558637	-614	090	-2	315
RIE16-603	7538900	2558637	-614	079	-17	348
RIE16-604	7538900	2558637	-615	080	-30	381
RIE16-606	7538899	2558637	-614	101	-16	350
RIE16-607	7538900	2558637	-613	085	20	280
ROD16-700B	7537848	2558625	-464	090	-67	859
ROD16-700C	7537848	2558625	-464	090	-67	684
ROD16-700D	7537848	2558625	-464	090	-67	785
ROD16-700E	7537848	2558625	-464	090	-67	723

* Finnish Coordinate System KKJ Zone 2

Barsele project exploration drill collar coordinates of selected holes

	Drill collar coordinates*
Drill hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth	Dip (degrees)	Length (metres)
SKI16-006	7214505	619155	305	40	-51	788
SKI16-007	7214505	619155	305	40	-59	882

* Coordinate System Sweref 99

Odyssey prospect exploration drill collar coordinates of selected holes

	Drill collar coordinates*
Drill hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth	Dip (degrees)	Length (metres)
ODY11-2404	5333934	717976	311	020	-63	1,455
ODY14-2480	5333964	718070	312	012	-63	1,180
ODY14-2480A	5333964	718070	312	012	-63	1,116
ODY14-2482	5333964	718070	312	000	-64	1,209
ODY14-2483	5333934	717976	310	008	-66	1,272
ODY14-2486	5333852	717700	316	012	-59	1,298

ODY14-2491B	5333984	718160	312	008	-65	1,254
ODY14-2492	5333880	718295	312	012	-61	1,323
ODY14-2493	5333962	718400	311	005	-68	1,341
ODY15- 2494	5333970	718546	311	006	-72	1,508
ODY15-2495	5333987	718157	312	012	-60	635
ODY15-2498	5333853	719049	309	008	-54	791
ODY15-2500	5333964	718065	311	007	-67	1,299
ODY15-5003	5333937	718850	310	009	-58	789
ODY15-5004	5333807	718849	312	011	-65	1,407
ODY15-5007	5333696	718650	312	007	-62	1,440
ODY15-5008	5333957	718500	311	004	-53	855
ODY15-5010	5333840	718495	315	009	-61	1,275
ODY15-5023	5333965	718065	311	004	-51	633
ODY15-5024	5333864	717904	314	006	-61	1,212
ODY15-5025	5333929	718000	312	009	-59	1,167
ODY15-5026	5333984	718160	312	000	-52	684
ODY15-5029	5333929	718000	312	001	-56	1,107
ODY16-5033	5333962	718400	311	010	-65	1,256
ODY16-5039	5333728	718819	312	014	-66	1,497
ODY16-5040A	5333862	717904	314	007	-65	1,329
ODY16-5042	5334058	717544	311	012	-61	1,101
ODY16-5043	5333874	718294	314	010	-68	1,545
ODY16-5044	5333914	718513	314	008	-711	1,537
ODY16-5051	5333931	718709	316	009	-68	1,335
ODY16-5054	5333931	718709	316	009	-69	1,400

* Coordinate System UTM Nad 83 zone 17

Madrono prospect exploration drill hole collar coordinates

	Drill Hole Collar Coordinates*
Drill Hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth	Dip (degrees)	Length (metres)
				(degrees)
MAD16-003	3134418	761977	2,146	000	-45	348
MAD16-004	3134991	761465	2,014	065	-45	350
MAD16-005	3134957	761712	2,157	000	-45	279

* Coordinate System UTM NAD 27

El Barqueno project exploration drill hole collar coordinates

	Drill Hole Collar Coordinates*
Drill Hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth	Dip (degrees)	Length (metres)
				(degrees)
AZP16-308	2279872	555113	1,267	155	-50	85
AZP16-312	2279710	554046	1,274	155	-50	168
AZP16-315	2279774	554153	1,262	335	-50	116
AZP16-317	2279812	554083	1,255	335	-50	52
AZP16-319	2279790	554063	1,255	335	-50	70
AZP16-322	2279765	554239	1,234	155	-55	171
AZP16-323	2279788	554064	1,255	0	-90	76
AZP16-329	2279828	554432	1,255	350	-45	256
AZP16-330	2279799	554224	1,239	155	-60	267
BRQ15-304	2280615	561300	1,387	155	-50	316
BRQ15-309	2280531	561113	1,381	155	-55	406
BRQ16-325	2279956	554684	1,280	335	-50	689
OLM16-003	2280468	560672	1,384	155	-50	488
OLM16-008	2280598	561191	1,393	155	-50	323
OLM16-010	2280658	561386	1,402	155	-50	287

* Coordinate System UTM WGS84 13N Zone